FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424
16 December 2010

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for fiscal year ended 31 December 2009
Filed 27 April 2010
File No. 001-10306

Thank you for your letter of 27 September 2010.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.  ‘RBS’ refers to The Royal Bank of Scotland plc and ‘RBS NV’ to RBS Holdings N.V..

General

1.
We note your disclosure on page 2 that on October 17, 2007, RFS Holdings B.V., a company owned partially by RBSG, acquired ABN AMRO Holding N.V., which was renamed RBS Holdings N.V. on April 1, 2010. We note also the disclosure that ABN AMRO Bank N.V. was legally separated from RBS Holdings N.V. on April 1, 2010.  We are aware of a United States Department of Justice press release dated May 10, 2010, that states ABN AMRO Bank N.V. agreed to forfeit $500 million to the United States in connection with violations of law that involved illegal U.S. dollar transactions on behalf of financial institutions and customers from Iran, Libya, Sudan, Cuba and other countries sanctioned in programs administered by the Treasury Department’s Office of Foreign Assets Control, including a limited number of transactions that occurred in 2007.  Please tell us, to the best of your knowledge, whether the transactions covered by this agreement include transactions that occurred after ABN AMRO Holding N.V. was acquired by RFS Holdings B.V.  Describe to us in reasonable detail the nature of any such transactions, the countries involved, and the aggregate dollar value of the transactions related to each country.

We confirm that to the best of our knowledge none of the transactions covered by the deferred prosecution agreement between RBS NV and the US Department of Justice include transactions by ABN AMRO Holding NV, ABN AMRO Bank NV or any of its controlled subsidiaries that occurred after the acquisition of ABN AMRO Holding NV by RFS Holdings NV on the 17th October 2007.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

2.
We note the disclosure on pages 8, 66, and elsewhere that you operate in the Middle East and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba.  Please provide us with information regarding your contacts with those countries since your letter to the staff dated December 18, 2007.  Your response should address both direct contacts and contacts through affiliates or other indirect means.  It should describe any services or funds you have provided to individuals and institutions of those countries, directly or indirectly, since your letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Please see the response to question 3 below.

3.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Introduction

The Group complies with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the US and by the United Nations, as well as any local laws and regulations applicable to affiliates and branches located in jurisdictions throughout the world.  The Group has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

The discussion and quantitative data set out below exclude those ABN AMRO businesses that have been transferred to the other RFS Holdings NV consortium members - the Dutch Government (or to Fortis NV, Fortis Bank SA/NV) and Banco Santander SA.

Physical presence

The Group does not have a physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Cuba, Iran, Sudan and Syria (hereafter the 'Subject Countries') nor do we solicit business in these countries.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Sanctions Policy Standards

As discussed below, the Group’s compliance policies prohibit business with the Subject Countries that would violate any regulatory requirements applicable to the relevant member of the Group.  Additional compliance requirements in relation to these countries are set forth in the Group’s Sanctions Policy Standards. These standards are applicable to every part of our business in every part of the world. Each employee of the Group is required to undertake training in relation to the Sanctions Policy Standards.

Iran

[**Paragraphs redacted**]

Both from a quantitative and qualitative materiality perspective, the Group’s transactions and financial services provided to entities located or organized in Iran, residents of Iran and the government of Iran are insignificant and immaterial in size, number and frequency.  For each of 2007, 2008 and 2009 revenue associated with Iran was less than USD3m, and period-end assets and liabilities were less than USD100m.  We expect amounts for 2010 to be similarly immaterial.  No transactions have been identified that are in breach of any applicable UK, EU or US sanctions laws or regulations.

Cuba and Sudan

[**Paragraphs redacted**]

Both from a quantitative and qualitative materiality perspective, the Group’s transactions and financial services provided to entities located or organized in Cuba or Sudan, residents of either country, and the governments of the two countries are insignificant and immaterial in size, number and frequency.  For both Sudan and Cuba, revenue for each of 2007, 2008 and 2009 did not exceed USD1m, period-end assets did not exceed USD15m and liabilities did not exceed USD50m.  We expect amounts for 2010 to be similarly immaterial.  No transactions have been identified that are in breach of any applicable UK, EU or US sanctions laws or regulations.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Syria

[**Paragraphs redacted**]

Both from a quantitative and qualitative materiality perspective, the Group’s transactions or financial services provided to residents of Syria (including the government of these countries) are insignificant and immaterial in size, number and frequency. In each of 2007, 2008 and 2009 revenue from Syria was less than USD1.5m, and period-end assets and liabilities were less than USD100m except for liabilities as at 31 December 2007 which were approximately USD500m.  We expect amounts for 2010 to be similarly immaterial.  No transactions have been identified that are in breach of any applicable EU, UK or US sanctions laws or regulations.

Investment risks for security holders

In light of the Group’s very limited and closely controlled contacts associated with the Subject Countries, and the immaterial revenues, assets and liabilities associated with them, we believe that the Group’s de minimis involvement with the Subject Countries does not constitute a material concern to potential or existing investors.

The Group’s contacts with individuals and institutions in the Subject Countries, both individually and in the aggregate, are inconsequential to the Group’s results of operations and financial condition. As a result of strict policies implemented throughout the Group as well as our proactive exit policy, the existing exposure toward the Subject Countries is expected to decrease in coming years.

Our assessment of materiality to a reasonable investor takes into consideration the potential impact of our contacts with individuals and institutions in the Subject Countries upon our reputation and share value. We have no presence in the Subject Countries, and only limited and strictly monitored contacts with individuals and institutions connected with these countries. We also have adequate screening and monitoring tools in place to mitigate business risks related to our existing exposure towards the Subject Countries.  Thus, we believe that the Group’s extremely limited involvement with the Subject Countries has not had and is unlikely to have any significant effect on the Group’s reputation or business.  We expect that a reasonable investor would consider all of these factors with respect to our contacts with the Subject Countries in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries.  We do not believe that the effect or purpose of such state statutes or policies alter our conclusions regarding the level of investment risk arising from our limited contacts in relation to the Subject Countries.

Business Review

4.
We note your discussion of non-conforming, Alt-A and sub-prime mortgages on page 143 and in the glossary of terms.  Please tell us in detail and revise future filings to discuss how you determine that a mortgage-backed security should be

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

classified as sub-prime or Alt-A. For instance, does the security need to have a certain percentage of sub-prime or Alt-A mortgages.

The Group classifies residential mortgage-backed securities (RMBS) as sub-prime or Alt-A using Bloomberg classifications, which are based on the underlying collateral types and utilise a combination of FICO scores, LTV ratios and other industry standard criteria.  The Group use the following criteria to classify underlying mortgage exposures in RMBS on an instrument by instrument basis:

Subprime: if any of the following applies

Bloomberg collateral types RESB/C, HOME, HOMEE, HELOC and HOMEEQ and FICO between 500 and 650

Alt-A: if any of the following applies
(1)	Bloomberg collateral types ALTA30, ALTA15, ALTAAR
(2)	Bloomberg collateral types WH30, WH15, WHARM and FICO less than 720
(3)	Bloomberg collateral types WH30, WH15, WHARM and FICO between 720-740 and LTV greater than 70%
(4)	Bloomberg collateral types WHARM and ARM Loan Program Type is OPTION ARM

Prime: if any of the following applies
(1)	Bloomberg collateral types WH30, WH15, WHARM and FICO greater than 740
(2)	Bloomberg collateral types WH30, WH15, WHARM and FICO between 720-740 and LTV less than 70%

We will revise future filings to include the following:

The Group classifies residential mortgage-backed securities (RMBS) as sub-prime or Alt-A based on industry standard criteria, including FICO scores, level of documentation and loan-to-value ratios of the underlying mortgage loans.  RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation.  Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original loan to value of 70% to 95%.  The FICO score is the determining factor in the classification of the Group’s RMBS as sub-prime or Alt-A.

Risk Factors

RBS has entered into a credit derivative and financial guarantee contract with The Royal Bank of Scotland N.V. which may adversely affect the Issuer Group’s results, page 17

5.
Please tell us and revise future filings to clarify why the asymmetrical accounting may adversely affect the Group’s results considering that the financial guarantee contract is with a consolidated subsidiary and therefore the financial impact of the financial guarantee contract is presumably eliminated in consolidation.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

We advise the Staff that this risk factor relates solely to RBS (a consolidated wholly-owned subsidiary of RBSG) and not to RBSG.  RBS does not file its financial statements with the SEC but condensed consolidating financial information for RBS on a stand-alone basis is included in RBSG’s Form 20-F as permitted by Rule 3-10 of Regulation S-X (see note 43 to the consolidated financial statements).

The credit derivative and financial guarantee contracts between RBS and RBS NV are eliminated in preparing the RBSG consolidated financial statements as they are fellow subsidiaries of RBSG.  The contracts were included as a risk factor because they do affect the consolidated financial statements of RBS.

We will revise this risk factor in future filings, as set out below, to clarify its scope and to which entity it applies.

RBS has entered into a credit derivative and a financial guarantee contract with The Royal Bank of Scotland N.V. which may adversely affect RBS’s consolidated results

RBS has entered into a credit derivative and a financial guarantee contract with The Royal Bank of Scotland N.V., a fellow subsidiary undertaking of RBSG, under which it has sold credit protection over the exposures held by The Royal Bank of Scotland N.V. and its subsidiaries that are subject to the APS.  These agreements, which have no effect on the RBSG consolidated financial statements as they are eliminated on consolidation, may adversely affect the results of RBS as: (a) they cover 100% of losses on these assets whilst the APS provides 90% protection if losses on the whole APS portfolio exceed the first loss; and (b) the basis of valuation of the APS and the financial guarantee contract are asymmetrical: the one measured at fair value and the other at the higher of cost less amortisation and the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

We will also include the following disclosure in future filings to clarify that the financial information included for RBS in the RBSG Form 20-F is in the form of a condensed consolidating footnote:

RBS, a wholly owned subsidiary of RBSG, is able to offer and sell certain securities in the US with a full and unconditional guarantee from RBSG from time to time pursuant to a registration statement on Form F-3 filed with the SEC.  Condensed consolidating financial information is presented in RBSG’s consolidated financial statements as required by Rule 3-10 of Regulation S-X.

Credit Risk – Risk Elements and Impairments, page 95

6.
Based on the information in the notes to the table on page 96, it appears you have identified certain loans as impaired but have not recorded an impairment provision since the loan is fully collateralised.  Please tell us how you considered the guidance in paragraph 59 of IAS 39 which states that a financial asset is impaired if there is an impairment event and that event has an impact on estimated cash flows in classifying these assets as impaired.

Paragraph 59 of IAS 39 states that ‘a financial asset or group of financial assets is impaired and impairment losses are incurred if and only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss’ event) and that loss event (or events) has an impact on the estimated future cash flows of the financial assets or group of financial assets that can be reliably estimated’.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

The Group assesses a loan for impairment when and if a loss event has occurred that affects the timing or amount of expected cash flows from the loan.  The impairment loss is measured in accordance with paragraph 63 of IAS 39 as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Calculation of the present value of collateralised loans reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable (paragraph AG 84 of IAS 39).  In the case of a fully collateralised loan, the Group expects to recover principal and interest in full through realising the collateral; no impairment loss is recognised as the present value of estimated future cash flows at the loan’s effective interest rate is not less than the carrying amount of the loan.  Thus an impairment event has occurred but no impairment loss provision recorded.

Fully collateralised loans that have experienced an impairment event are classified as (a) accruing loans that are contractually overdue 90 days or more as to interest and principal where the loan is not a revolving facility and is past due 90 days or more or (b) potential problem loans where the loan is not past due 90 days or it is a revolving facility where identification as past due 90 days is not feasible.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Asset Protection Scheme, page 127

7.	We note your disclosures regarding your participation in the Asset Protection Scheme.

a.	Please revise future filings to disclose the key terms of the step-in rights retained by HMT.

We will revise future filings to include the following:

HMT has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HMT to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions.  This right is exercisable if certain step-in triggers occur.  These include:

•	losses on covered assets in total exceed 125% of the first loss amount or losses on an individual covered asset class exceed specified thresholds;
•	a breach of specified obligations in the APS rules or the accession agreement;
•
the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight and such failure is persistent and material or it is evidence of a systematic problem; and

•	material or systematic data deficiencies in the information provided to HMT in accordance with the terms of APS.

HMT may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

b.
Please provide us your accounting analysis that supports your treatment of the contract as a derivative recognised at fair value with changes in fair value recognised in profit or loss.  Tell us specifically how you determined that you should not account for the contract as a financial guarantee contract and why the fact that the covered portfolio includes significant exposure in the form of derivatives appears to be a key factor in your accounting determination.

The APS provides protection for 90% of the amount by which cumulative losses (as reduced by cumulative recoveries) on a pre-defined portfolio of assets and exposures exceed a first loss amount.  It is a single contract providing credit protection in respect of a portfolio of financial assets.  As there is a single first loss amount, the unit of account is the contract as a whole.  Under IFRS, credit protection is either treated as a financial guarantee contract (FGC) or a derivative depending on the terms of the agreement and the nature of the protected assets and exposures.

An FGC is defined in paragraph 9 of IAS 39 as ‘a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument’.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

For an agreement to meet this definition, its terms must involve the guarantor reimbursing the holder for a loss incurred on a debt instrument.  There is no definition of a debt instrument in IFRS; a usual definition would be that a debt instrument is a written promise to repay a debt, such as a bill, bond, banker's acceptance, note, certificate of deposit, or commercial paper.  A derivative is not a debt instrument.  Furthermore, many derivatives have no initial value and can be assets and liabilities during their life.  The view that derivatives are not debt instruments is supported by various references to debt instruments in IFRS: IAS 39’s discussion of host debt instruments for hybrid instruments1; in its derecognition paragraphs which refer to ‘the interest cash flows, but not the principal cash flows from a debt instrument’2 and its treatment of exchanges of debt instruments3; IAS 32’s material on compound instruments which refers to ‘a debt instrument with a conversion option’4; and more recently in IFRS 9 ‘a debt instrument (eg a loan or bond)’5.

As derivatives formed more than an insignificant element of the covered portfolio6 at inception, the APS does not meet the definition of an FGC in IAS 39.

Additionally, the APS termination arrangements7 potentially require the payment of amounts based on the capital relief provided to the Group by APS.  This is incompatible with FGC classification as payments under the contract can vary in accordance with the amount of capital relief received.

Consequently, the Group has accounted for the APS as a derivative contract at fair value with changes in fair value recorded in profit or loss as it meets the definition of a derivative in paragraph 9 of IAS 39.

c.
Please tell us and revise future filings to explain the amounts recognised on your balance sheet, how you measured them, any gains or losses recorded, and where the amounts are presented related to the APS and the financial guarantee contract with the Royal Bank of Scotland N.V.

No amounts are included in the Group’s consolidated financial statements in respect of the credit derivative and financial guarantee contracts between RBS and RBS NV as these are eliminated on consolidation (see response to comment five above).

1 IAS 39 Guidance C1.
2 IAS 39 paragraph 16(a)(i).
3 IAS 39 paragraph 40 & AG 62.
4 IAS 32 paragraph AG31.
5 IFRS 9 B4.1.10.
6 The asset pool had a carrying value of £200.2 billion at 31 December 2008 of which derivative assets constituted £21.1 billion.
7 The amount of the exit fee is the greater of:
(A)	£2.5 billion less the total amount of annual fees payable up to the date of termination; and
(B)	ten per cent of the weighted average RCR for the period from 1 January 2009 to the termination date less the total amount of annual fees payable up to the date of termination where:
‘RCR’ means the greater of zero and the excess of PF capital over actual capital. ‘Actual capital’ means the consolidated Pillar 1 regulatory capital requirement in respect of the covered assets;
‘PF capital’ means the consolidated Pillar 1 regulatory capital requirement in respect of the covered assets calculated as if the covered assets had not been covered by the APS. between RBS and RBS NV as these are eliminated on consolidation (see response to comment five above).

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

The details of the APS scheme are given on page 127 of Form 20-F and in note 41 (Related parties) to the accounts.  In future filings we will revise this description as follows:

The APS is a single contract providing credit protection in respect of a portfolio of financial assets.  Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures.  The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract.  The contract has been accounted for as a derivative financial instrument.  It is recognised at fair value £xxxm (2009 - £1,400m) and included within the Derivative asset balance sheet caption.  Changes in fair value of £xxm (2009 – nil) were recognised in profit or loss within Income from trading activities.  Details of the valuation methodology for the APS are set out in note xx Financial Instruments on page xxx.

There is no change in the recognition and measurement of the covered assets as a result of the APS.  Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group’s accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

d.
Please tell us and revise future filings to clearly explain how the legal separation of ABN AMRO Bank N.V. on April 1, 2010 impacted your accounting for and the presentation of financial results related to the financial guarantee contract with the Royal Bank of Scotland N.V.  Clarify the amount of covered assets that were transferred to the Dutch state.

As discussed in our response to comment five above the credit derivative and financial guarantee contracts between RBS and RBS NV are eliminated in preparing the RBSG consolidated financial statements.  No covered assets were transferred to the Dutch State on the legal separation of ABN AMRO Bank N.V.

Market Turmoil Exposures – Asset-backed Securities – Asset-backed Securities by Geography and Measurement Classification, page 141

8.
Please revise future filings to provide a reconciliation by IAS 39 financial asset category of your ABS securities that have a non-investment grade rating or which are not publicly rated in order to identify impairment exposure.

We will include the following table in our 2010 annual report on Form 20-F.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

	Non-investment grade				Not publicly rated
	HFT (1)	AFS (2)	LAR (3)	Total	HFT (1)	AFS (2)	LAR (3)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
RMBS: prime
RMBS: non-conforming
RMBS: sub-prime
CMBS
CDOs
CLOs
Other ABS

31 December 2009
RMBS: prime	120	430	8	558	-	-	-	-
RMBS: non-conforming	253	341	-	594	-	1	-	1
RMBS: sub-prime	339	240	-	579	153	-	-	153
CMBS	89	3	55	147	1	-	1	2
CDOs	487	300	62	849	143	119	-	262
CLOs	269	359	8	636	207	522	-	729
Other ABS	78	63	11	152	271	134	395	800
	1,635	1,736	144	3,515	775	776	396	1,947

31 December 2008
RMBS: G10 governments	-	-	-	-	9	-	-	9
RMBS: prime	59	47	-	106	2	-	-	2
RMBS: non-conforming	69	74	3	146	1	1	-	2
RMBS: sub-prime	636	124	30	790	1	-	-	1
CMBS	38	-	-	38	-	-	1	1
CDOs	1,219	869	-	2,088	173	142	66	381
CLOs	80	188	-	268	165	279	5	449
Other ABS	120	50	72	242	115	404	810	1,329
	2,221	1,352	105	3,678	466	826	882	2,174

Notes:

1	Held-for-trading
2	Available-for-sale
3	Loans and receivable

Financial Statements

Accounting Policies

20.  Sale and Repurchase Transactions, page 210

9.	We note you disclose that securities delivered under repurchase agreements are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group.

a.	Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognised any securities delivered in your repurchase agreements; and

b.
If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment.  Also, revise future filings to quantify the amount

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

derecognised at each balance sheet date, the average amount derecognised for the periods presented, and discuss how you calculated the average amount.

IAS 39’s derecognition principles involve an assessment of whether or not the risk and rewards of a financial asset have been retained or transferred.  Paragraph AG51 of IAS 39 deals with repurchase agreements:

‘If a financial asset is sold under an agreement to repurchase it at a fixed price or at the sale price plus a lender’s return or if it is loaned under an agreement to return it to the transferor, it is not derecognised because the transferor retains substantially all the risks and rewards of ownership.  If the transferee obtains the right to sell or pledge the asset, the transferor reclassifies the asset on its balance sheet, for example, as a loaned asset or repurchase receivable.’

The Group’s accounting policy for repurchase transactions8 on page 210 of the 2009 20-F reflects IAS 39’s requirements.  Unlike US GAAP, the level of collateral provided, or the term of a repurchase agreement are not key determinants in IAS 39’s derecognition approach.  Although sale and repurchase transactions can qualify for derecognition under IAS 39 eg where the agreement is to repurchase the security at fair value, the Group does not generally enter into such agreements and they do not have a material effect on the Group’s balance sheet.

Note 12. Financial Assets – Impairments, page 248

10.
We note your disclosures on page 249 and 359 related to renegotiated loans.  It is unclear to us how any loan that would otherwise have been past due or impaired that is renegotiated should no longer be considered past due or impaired.  Please tell us the facts and circumstance related to renegotiated loans that you no longer consider past due or impaired, and specifically identify the factors you consider to determine if the loan should continue to be classified past due or impaired.

Included within renegotiated loans are corporate restructured loans previously classified as impaired where, as a result of a restructuring of the debt, the remaining debt outstanding no longer carries an impairment provision and as a result is no longer past due or impaired as it is performing in line with the renegotiated terms.  The return to performing status of corporate loans that have been restructured follows assessments by the Group’s Global Restructuring Group’s debt recovery team.  All cases are individually assessed; when no further loss is expected the loan is returned to performing status.  Restructured loans that carry an impairment provision remain classified as impaired.

8 ‘If a financial asset is sold under an agreement to repurchase it at a fixed price or at the sale price plus a lender’s return or if it is loaned under an agreement to return it to the transferor, it is not derecognised because the transferor retains substantially all the risks and rewards of ownership. If the transferee obtains the right to sell or pledge the asset, the transferor reclassifies the asset on its balance sheet, for example, as a loaned asset or repurchase receivable.’

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Also included within renegotiated loans are retail mortgages and other unsecured loans which are current and performing but where temporary forbearance strategies such as term extensions, interest only repayments, roll up of interest have been put in place for customers.  In the absence of such strategies, the loan would have become past due or impaired.  Renegotiated retail loans are classified as performing loans where the borrower met the loan terms prior to their modification and continues to do so subsequently.

This disclosure is provided in accordance with paragraph 36 (d) of IFRS 7: ‘An entity shall disclose by class of financial instrument the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated’.  This disclosure requirement has been eliminated effective for annual periods beginning on or after 2011 by the IASB’s May 2010 ‘Improvements to IFRS’.  The Board considered the difficulty in identifying such assets and the practical difficulty in ascertaining which loans are renegotiated to avoid becoming past due or impaired.

Note 38. Segmental Analysis, page 297

11.
Please tell us how you determined your reportable segments.  Tell us specifically how the Non-Core Division meets the criteria for an operating segment in accordance with paragraph 5 of IFRS 8.  If you aggregate two or more operating segments into the Non-Core reportable segment, tell us how you satisfied the aggregation criteria of paragraph 12 of IFRS 8, and advise us of your basis for aggregation.

Paragraph 5 of IFRS 8 defines an operating segment as a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),
(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
(c)	for which discrete financial information is available.

This definition reflects IFRS 8’s management reporting approach to segmental reporting: an operating segment’s results are regularly reviewed by the entity’s chief operating decision maker.  Furthermore, the standard comments that generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.

As part of its strategic review in 2008, the Group identified lines of business, portfolios and individual assets for sale or run off.  A Non-Core division was established to manage these lines of business, portfolios and individual assets separately from the Group’s core operating divisions.

There is a distinct management structure for the Non-Core division.  Complete management discretion over the non-core businesses including disposal decisions and all staff matters resides with the Head of Non-Core division who reports to the Head of Restructuring and Risk reporting to the Group’s chief operating decision maker.  Originating divisions have no responsibility for the management or financial performance of the Non-Core businesses and assets.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

The Non-Core division constitutes a separate division in the Group’s monthly management reporting.  Its results include all related income and expense including staff and other administrative costs allocated to it in line with the Group’s management accounting principles.  The Non-Core division meets the definition of an operating segment in paragraph five of the IFRS 8: it engages in business activities; its operating results are regularly reviewed by the Group’s chief operating decision maker; and discrete financial information for the division is available.

The Non-Core division does not represent the aggregation of two or more operating segments.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2009 20-F filed on 27 April 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ R Kapoor

R Kapoor
Group Chief Accountant